UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Active Health Foods, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

005051107

(CUSIP Number)

May 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005051107	13G

1.	Names of reporting persons Deer Valley Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 30,000,000
	6.	Shared voting power 0
	7.	Sole dispositive power 30,000,000
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 30,000,000
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.34%
12.	Type of reporting person (see instructions) OO

CUSIP No. 005051107	13G

Item 1.(a)	Name of Issuer

Active Health Foods, Inc., a California corporation

Item 1.(b)	Address of Issuer’s Principal Executive Offices

6185 Magnolia Ave., Suite 403, Riverside, CA 92506

Item 2.(a)	Name of Person Filing

This statement is being filed by and on behalf of Deer Valley Management, LLC.

Item 2.(b)	Address of Principal Business Office or, if None, Residence

The business address of Deer Valley Management, LLC is 1201 N. Orange Street, Suite 7302, Wilmington, DE 19801.

Item 2.(c)	Citizenship

Deer Valley Management, LLC is a Delaware limited liability company.

Item 2.(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2.(e)	CUSIP Number

005051107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K);

CUSIP No. 005051107	13G

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

The percentages set forth in this Item 4 are based on there being 562,097,518 shares of Common Stock outstanding as of May 28, 2014.

DEER VALLEY MANAGEMENT, LLC:

(a)	Amount beneficially owned: 30,000,000

(b)	Percent of class: 5.34%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 30,000,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 30,000,000

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2014

DEER VALLEY MANAGEMENT, LLC

By:	/s/ Adam Didia
	Name:	Adam Didia
	Title:	Secretary